                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549




                                     SCHEDULE 13D/A

                                   (Amendment No. 3)*


                               Sloan Electronics, Inc.
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                                   (Name of Issuer)


                                    Common Stock
--------------------------------------------------------------------------------
                           (Title of Class of Securities)


                                     831501 10 1
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                                   (CUSIP Number)

                                 MAS Financial Corp.
                                1710 E. Division St.
                                Evansville, IN 47711
                                  (812) 479-7266
--------------------------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                  August 16, 1998
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. / /

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                 (Page 1 of  4 Pages)


--------------------------------
     (1) The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No.  831501 10 1                    Page   2   of    4     Pages
          ------------                         -----     -----
--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     MAS Financial Corp.
     61-1287669
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  / /
                                                            (b)  / /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                                                / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DE
--------------------------------------------------------------------------------
NUMBER OF         7    SOLE VOTING POWER
SHARES                 0
BENEFICIALLY      8    SHARED VOTING POWER
OWNED BY               169,629
EACH              9    SOLE DISPOSITIVE POWER
REPORTING              0
PERSON WITH      10    SHARED DISPOSITIVE POWER
                       169,629
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     169,629
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                             / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.6%(1)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Calculated based upon the number of outstanding shares of Common Stock of the Issuer on June 30, 1998.

                          SCHEDULE 13D

CUSIP No.  831501 10 1                    Page   3   of    4     Pages
          ------------                         -----     -----
--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Aaron Tsai
     ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  / /
                                                            (b)  / /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                                                / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
NUMBER OF         7    SOLE VOTING POWER
SHARES                 0
BENEFICIALLY      8    SHARED VOTING POWER
OWNED BY               169,629
EACH              9    SOLE DISPOSITIVE POWER
REPORTING              0
PERSON WITH      10    SHARED DISPOSITIVE POWER
                       169,629
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     169,629
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                             / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.6%(1)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Calculated based upon the number of outstanding shares of Common Stock of the Issuer on June 30, 1998.

ITEM 1. Security and Issuer.

        This statement relates to the Common Stock, par value $.001 per share ("Common Stock") issued by Sloan Electronics, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 1715 Stickney Pt. Rd., Sarasota, FL 34231.

ITEM 2. Identity and Background.

        This statement is filed by MAS Financial Corp., a corporation organized under the laws of the State of Delaware and Aaron Tsai, the Chairman and President of MAS Financial Corp. ("MASF"). Aaron Tsai owns one hundred (100%) of the outstanding capital stock of MASF. Aaron Tsai as an Officer and Shareholder of MASF may be deemed to beneficially own the shares of Common Stock of the Company owned of record by MASF. MAS Financial Corp. is a consulting firm located at 1710 East Division Street, Evansville, Indiana 47711. MASF and Aaron Tsai are sometimes referred to collectively as the Reporting Persons.

        None of the Reporting Persons have, during the last five (5) years
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Considerations.

        Not Applicable.

ITEM 4. Purpose of Transaction.

        The Reporting Persons may make purchases of Common Stock from time to time and may acquire or dispose of any or all of the shares of Common
Stock held by him at any time. The Reporting persons have no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs (b) through (h), of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

       	As of the date hereof, the Reporting Persons beneficially own 169,629 shares of the Company's Common Stock, comprising approximately 1.6% of the shares outstanding. The percentage used herein is calculated based upon the 10,635,249 shares of Common Stock of the Company stated by the Company as issued and outstanding as of June 30, 1998, as reported in the Company's 10-QSB.
The Reporting Persons have shared voting and dispositive powers with respect to all the shares of Common Stock to which this statement relates. The Reporting Persons have not effected any transactions in the shares of the Common Stock in the past sixty (60) days prior to September 10, 1998, except for private transactions as follows:


        DATE     TRANSACTION          NO. OF SHARES          PRICE PER SHARE
        ----     -----------          -------------          ---------------
        8-16-98  Disposition          390,000                $0.20
        8-18-98  Disposition          335,788                $0.25


        No person other than the Reporting Persons has the right to receive or the power to direct receipt of dividend or the proceeds of sale of the shares of Common Stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        None.

ITEM 7. Materials to be Filed as Exhibits.

        None.

                                      SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:September 10, 1998
      ---------------------


                             MAS Financial Corp.

                             /s/ Aaron Tsai
                             --------------------------------------
                             Aaron Tsai, President


                             /s/ Aaron Tsai
                             --------------------------------------
                             Aaron Tsai